Exhibit 99.1

September 10, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Immediate Report regarding Gazit-Globe Ltd.’s Participation in Fully Consolidated Subsidiary Citycon,

Oyj.’s Rights Offering

Gazit-Globe Ltd. (the “Company”) is pleased to report that on September 7, 2012, Citycon, Oyj. (“CTY”), a company whose financial statements are fully consolidated by the Company and whose shares are traded on the Helsinki Stock Exchange, announced a rights issuance that offered a maximum amount of 49,032,002 new shares at a price of 1.85 Euros per share, for a total consideration of approximately 90.7 million Euros. Such shares offered will represent, in the maximum, 17.6% of CTY’s total shares and voting rights prior to the rights offering.

The Company committed to purchase all shares offered to it under the rights offering (i.e. 23,551,221 shares), subject to the fulfillment of customary conditions. The undertaking by the Company to CTY is further conditional upon the Finnish Financial Supervisory Authority (“FSA”) granting a permanent exemption to the Company from the obligation to make a mandatory public tender offer for the remaining shares and other securities convertible into shares of CTY pursuant to the Finnish Securities Market Act, in the event that Company’s shareholding would, based on the subscription undertaking, exceed 50 percent of the voting rights in CTY. The Company has applied for the aforementioned exemption from the FSA.

As of the date of the rights offering, the Company holds 133, 456, 930 CTY shares, representing approximately 48.03% of the share capital and voting rights of CTY (approximately 46.35% on a fully diluted basis).

We attach a copy below of the press release issued by CTY, as originally published on September 7, 2012. Another immediate report will be published in early October 2012, when CTY will report the results of the rights issuance.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

About Gazit-Globe

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $19.0 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.7 million square meters.

Kind regards,

Gazit-Globe, Ltd.

Citycon Board of Directors decided on a rights issue and related adjustment to its EPRA EPS (basic) outlook

Published: 2012-09-07 10:30:00 CEST

Citycon Oyj

Corporate Action

Citycon Board of Directors decided on a rights issue and related adjustment to its EPRA EPS (basic) outlook

CITYCON OYJ Stock Exchange Release 7 September 2012 at 11:30 a.m.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, HONG KONG, SOUTH AFRICA OR JAPAN OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL.

Rights issue

The Board of Directors of Citycon Oyj (“Citycon” or the “Company”) has today decided on a rights issue of approximately EUR 90.7 million based on the authorization granted at the Annual General Meeting on 21 March 2012 (the “Offering”). Citycon will offer a maximum of 49,032,002 new shares (“Shares”) in accordance with the shareholders’ pre-emptive subscription right. The Shares to be issued in the Offering represent a maximum of approximately 17.6 percent of the total shares and voting rights in the Company prior to the Offering.

The subscription price for the Shares is EUR 1.85 per Share. The subscription period begins on 17 September 2012 at 9:30 a.m. and ends on 1 October 2012 at 4:30 p.m. (Finnish time).

Shareholders of the Company, who are registered in the shareholders’ register maintained by Euroclear Finland Ltd. on the record date of 12 September 2012, shall automatically receive one (1) freely transferable subscription right (“Subscription Right”) in the form of a book-entry for every one (1) share owned on the record date. Each seventeen (17) Subscription Rights will entitle holders to subscribe for three (3) Shares. Trading in the Subscription Rights on NASDAQ OMX Helsinki Ltd will commence on 17 September 2012 at 9:30 a.m. and end on 24 September at 6:30 p.m. (Finnish time). A shareholder or other investor who has subscribed for Shares based on the primary subscription right is entitled to participate in the secondary subscription.

Citycon will announce the fnal result of the Offering through a stock exchange release on or about 5 October 2012. The full terms and conditions of the Offering are set out in the appendix to this release.

Citycon continues to focus on increasing its net cash from operating activities and direct operating proft. In order to implement this growth strategy, the Company will pursue value-added activities, redevelopment projects, selected acquisitions and proactive asset management. Citycon also intends to continue the divestment of its non-core properties, in order to improve the property portfolio and strengthen the Company’s fnancial position.

Citycon Board of Directors decided on a rights issue and related adjustment to its EPRA EPS (basic) outlook

In the execution of its growth strategy the Company intends to utilize equity, equity-linked fnancing and debt fnancing in a fexible manner in order to ensure optimal balance sheet structure of the Company taking into account the progression of its investment plans.

The aggregate net proceeds to Citycon from the Offering, after deduction of the fees and expenses payable by Citycon, will be approximately EUR 89.7 million provided that the Offering is subscribed in full. The net proceeds of the Offering are intended to be used to fnance redevelopment projects and potential acquisitions in accordance with the Company’s strategy, to strengthen the Company’s balance sheet, to repay existing debt and for general corporate purposes.

The two largest shareholders of the Company, Gazit-Globe Ltd. and Ilmarinen Mutual Pension Insurance Company, have provided subscription undertakings according to which they undertake to subscribe for Shares in the Offering as follows: Gazit-Globe Ltd. 23,551,221 Shares and Ilmarinen Mutual Pension Insurance Company 4,401,708 Shares. The two subscription undertakings represent in the aggregate approximately 57.0 percent of the maximum amount of Shares issued in the Offering. The execution of the subscription undertakings is subject to certain customary conditions.

The undertaking by Gazit-Globe Ltd. is further conditional upon the Finnish Financial Supervisory Authority granting a permanent exemption to Gazit-Globe Ltd. from the obligation to make a mandatory public tender offer for the remaining shares in the Company and securities issued by the Company entitling to shares in the Company pursuant to the Finnish Securities Market Act in the event that Gazit-Globe Ltd.’s shareholding would based on the subscription undertaking exceed 50 percent of the votes in the Company as a result of the Offering. Gazit-Globe Ltd. has informed the Company that it has applied for such an exemption from the Finnish Financial Supervisory Authority.

Pohjola Corporate Finance Ltd. will act as the lead manager of the Offering (the “Lead Manager”).

Adjustment to the EPRA EPS (basic) outlook based on the Offering

According to the outlook announced by Citycon on 11 July 2012, the Company forecasted, based on the existing property portfolio and number of shares, that its EPRA EPS (basic) will in 2012 be EUR 0.21 – 0.23. As the EPRA EPS (basic) forecast is based on the number of shares in the Company, Citycon adjusts the EPRA EPS (basic) forecast to refect the increased number of shares as a result of the Offering. Assuming that the Offering is subscribed in full, Citycon now forecasts that its EPRA EPS (basic) will be EUR 0.195–0.215 based on the existing property portfolio and the increased number of shares.

Adjustment of conversion price of 2006 convertible capital bonds

As a consequence of the Offering, the Board of Directors of Citycon determined today an adjustment to the conversion price of the convertible capital bonds listed on 22 August 2006, subject to the Offering being executed in full as described in the terms and conditions of the Offering. The Board adjusted the conversion price in accordance with Condition 6(b)(iv) of the convertible bonds from EUR 4.20 to EUR 4.05. The new conversion price will be effective as of 2 October 2012 provided that the Offering is executed in full as described in the terms and conditions of the Offering. Assuming that the new conversion price becomes effective, the total number of shares that can be subscribed for on the basis of the convertible bonds is 10,185,185 and the maximum increase in the share capital of the Company as a consequence of such subscriptions is EUR 13,749,999.75.

Citycon Board of Directors decided on a rights issue and related adjustment to its EPRA EPS (basic) outlook

Adjustment of the terms and conditions of the 2011 stock options

In order to ensure the equal treatment of shareholders and the holders of the Company’s 2011 stock options, the Board of Directors of Citycon has today, due to the Offering, adjusted the subscription ratio and the subscription price of the 2011 stock options in accordance with the terms and conditions of the 2011 stock options. As regards stock options 2011A—D(I), the subscription ratio shall be amended to 1.1765 and the subscription price shall be amended to EUR 2.9720 per share. As regards stock options 2011A—D(II), the subscription ratio shall be amended to 1.1765 and the subscription price shall be amended to EUR 3.0910 per share. As regards stock options 2011A—D(III), the subscription ratio shall be amended to 1.1765 and the subscription price shall be amended to EUR 2.5130 per share.

The total amount of shares is rounded down to full shares in connection with subscription of the shares and the total subscription price is calculated using the rounded amount of shares and rounded to the closest cent.

Due to the above adjustments, the Board of Directors has also adjusted the maximum total number of shares to be subscribed for based on the 2011 stock options to 8,106,085 shares, as permitted by the share issue authorization available to the Company after the completion of the Offering.

The foregoing adjustments to the terms and conditions of the 2011 stock options due to the Offering will be in force as of the registration of the adjusted maximum total number of shares to be subscribed for based on the 2011 stock options with the Finnish Trade Register on or about 8 October 2012, provided that the Offering will be completed in full as planned. Thus, the 2011 stock options do not entitle holders to participate in the Offering.

Helsinki, 7 September 2012

CITYCON OYJ

Board of Directors

APPENDIX: Terms and conditions of the Offering

For further information, please contact:

Marcel Kokkeel, CEO

Tel. +358 20 766 4521 or +358 40 154 6760

marcel.kokkeel@citycon.fi

Eero Sihvonen, Executive VP and CFO

Tel +358 20 766 4459 or +358 50 557 9137

eero.sihvonen@citycon.fi

Distribution:

NASDAQ OMX Helsinki

Major media

www.citycon.com

Citycon Board of Directors decided on a rights issue and related adjustment to its EPRA EPS (basic) outlook

DISCLAIMER

The information contained herein is not for publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Hong Kong, South Africa or Japan. These written materials do not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder. The Company does not intend to register any portion of the offering in the United States or to conduct a public offering of securities in the United States.

The issue, exercise and/or sale of securities in the offering are subject to specifc legal or regulatory restrictions in certain jurisdictions. The Company and Pohjola Corporate Finance Oy assume no responsibility in the event there is a violation by any person of such restrictions.

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualifcation under the securities laws of any such jurisdiction. Investors must neither accept any offer for, nor acquire, any securities to which this document refers, unless they do so on the basis of the information contained in the applicable prospectus published or offering circular distributed by the Company.

The Company has not authorized any offer to the public of securities in any Member State of the European Economic Area other than Finland. With respect to each Member State of the European Economic Area other than Finland and which has implemented the Prospectus Directive (each, a “Relevant Member State”), no action has been undertaken or will be undertaken to make an offer to the public of securities requiring publication of a prospectus in any Relevant Member State. As a result, the securities may only be offered in Relevant Member States (a) to any legal entity which is a qualifed investor as defned in the Prospectus Directive; or (b) in any other circumstances falling within Article 3(2) of the Prospectus Directive. For the purposes of this paragraph, the expression an “offer of securities to the public” means the communication in any form and by any means of suffcient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to exercise, purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

This communication is directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). Any investment activity to which this communication relates will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Citycon Board of Directors decided on a rights issue and related adjustment to its EPRA EPS (basic) outlook

APPENDIX: TERMS AND CONDITIONS OF THE OFFERING

TERMS AND CONDITIONS OF THE OFFERING

On 21 March 2012, the Annual General Meeting of Citycon Oyj (the “Company”) authorised the Company’s Board of Directors to decide by one or several decisions on the issuance of shares and special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Companies Act and conveyance of own shares held by the Company either against payment or free. The maximum number of new shares to be issued and own shares held by the Company to be conveyed, including the shares received on the basis of the special rights, may not exceed 50,000,000 shares, which corresponds to approximately 18 per cent of all the shares in the Company at the date hereof. The authorization will be valid until the end of the next Annual General Meeting. Out of this authorization, 36,713 new shares have been issued based on a decision by the Board of Directors on 29 May 2012 in order to implement the Company’s share-based incentive scheme established on 26 April 2007.

On 7 September 2012, the Board of Directors of the Company resolved, based on the above authorization of the Annual General Meeting, to issue a maximum of 49,032,002 new shares (the “Shares”) through a share issue based on the pre-emptive subscription right of shareholders as set forth in these terms and conditions of the Offering (the “Offering”).

The Shares to be issued in the Offering represent approximately 17.6 per cent of the total shares and voting rights in the Company before the Offering and approximately 15.0 per cent of the total shares and voting rights in the Company after the Offering provided that the Offering is subscribed in full.

Right to Subscribe

Primary Subscription Right

The Shares will be offered for subscription by the shareholders of the Company in proportion to their shareholding in the Company.

A shareholder who is registered in the Company’s shareholders’ register maintained by Euroclear Finland Ltd on the record date of 12 September 2012 of the Offering (“Record Date”) will automatically receive one (1) freely transferable subscription right (the “Subscription Right”) as a book-entry (ISIN FI4000047311) for every one (1) share owned on the Record Date (the “Primary Subscription Right”).

A shareholder, or a person or an entity to whom such Primary Subscription Rights have been transferred, is entitled to subscribe for three (3) Shares for every seventeen (17) Subscription Rights. No fractions of Shares will be allotted.

Secondary Subscription

Further, a shareholder or other investor who has subscribed for Shares based on the Primary Subscription Right, is entitled to subscribe for Shares not subscribed for by virtue of the Primary Subscription Right (the “Secondary Subscription”).

Subscription Undertakings

The largest shareholders of the Company, Gazit-Globe Ltd. and Ilmarinen Mutual Pension Insurance Company, have provided subscription undertakings according to which they undertake to subscribe for Shares in the Offering as follows: Gazit-Globe Ltd 23,551,221 Shares and Ilmarinen Mutual Pension Insurance Company 4,401,708 Shares.

The execution of the subscription undertakings is subject to certain customary conditions. The subscription undertakings represent approximately 57.0 per cent of the maximum amount of Shares in the Offering.

Citycon Board of Directors decided on a rights issue and related adjustment to its EPRA EPS (basic) outlook

Subscription Price

The Shares may be subscribed for in the Offering at the subscription price of EUR 1.85 per Share (the “Subscription Price”). The Subscription Price will be recorded in its entirety under the invested unrestricted equity fund. The Share Subscription Price has been set such that it includes a discount of approximately 25 per cent compared to the closing price of the Company’s share on the trading day preceding the decision on the Offering.

Subscription Period

The subscription period will commence on 17 September 2012 at 9:30 a.m. Finnish time and expire on 1 October 2012 at 4:30 p.m. Finnish time (the “Subscription Period”). Account operators may impose a deadline for subscription that is earlier than the expiry of the Subscription Period.

Subscription for Shares and Payments

A holder of Subscription Rights may participate in the Offering by subscribing for Shares pursuant to the Subscription Rights registered on his or her book-entry account and by paying the Subscription Price. Each seventeen (17) Subscription Rights entitle their holder to subscribe for three (3) Shares. Fractional Shares cannot be subscribed. In order to participate in the Offering, a holder of Subscription Rights must submit a subscription assignment in accordance with the instructions given by the Lead Manager or the relevant account operator.

Subscription orders can be submitted in the following subscription places:

•	at the offces of the cooperative banks belonging to the OP-Pohjola Group and of Helsinki OP Bank Plc during their business hours;

•

via the OP call service at +358 (0) 100 0500. Customers subscribing through the call service need a personal network service agreement with the OP-Pohjola Group. When subscribing through the call service, the identifcation of the shareholder will be confrmed by network identifcation codes; and

•	with account operators who have an agreement with the Lead Manager regarding receipt of subscriptions.

The Subscription Price of the Shares subscribed for in the Offering shall be paid in full at the time of submitting the subscription assignment in accordance with the instructions given by the Lead Manager or the relevant account operator.

Shareholders and other investors participating in the Offering whose shares or Subscription Rights are held through a nominee must submit their subscription assignments in accordance with the instructions given by their custodial nominee account holder.

Any exercise of the Primary Subscription Right and the Secondary Subscription is irrevocable and may not be modifed or cancelled otherwise than as stated in section “Cancellation of Subscriptions under Certain Circumstances” in these terms and conditions.

Citycon Board of Directors decided on a rights issue and related adjustment to its EPRA EPS (basic) outlook

Any Subscription Rights remaining unexercised at the end of the Subscription Period on 1 October 2012 will expire without any compensation.

Cancellation of Subscriptions under Certain Circumstances

In accordance with the Finnish Securities Market Act, if the prospectus relating to the Offering is supplemented between the time the prospectus was approved by the FSA and the time when trading in the Shares begins due to a material mistake or inaccuracy relating to the information in the prospectus which could be of material relevance to the investor, then investors who have already agreed to subscribe for Shares before the supplement is published, shall have the right to withdraw their subscription. The investors have a right to withdraw their subscription within two (2) banking days or within a longer period determined by the FSA for special reasons, however, at the latest four (4) banking days after the supplement has been published. The right to withdraw can only be exercised if an investor has subscribed for Shares before the supplement is published and such supplement has been published during a time period between the beginning of the Subscription Period and when the trading of the interim shares corresponding to the Shares subscribed for by the virtue of the Subscription Rights has begun on the Helsinki Stock Exchange. The withdrawal of a subscription applies to the subscription to be withdrawn as a whole. The right to withdraw and the procedure for such withdrawal right will be announced together with any such possible supplement to the prospectus through a stock exchange release. If the holder of a Subscription Right has sold or otherwise transferred the Subscription Right, such sale or transfer cannot be cancelled.

Public Trading of the Subscription Rights

The holders of Subscription Rights may sell their Subscription Rights any time before the public trading in Subscription Rights ends. The Subscription Rights are subject to public trading on the Helsinki Stock Exchange between 17 September 2012 at 9:30 a.m. Finnish time and 24 September 2012 at 6:30 p.m. Finnish time.

Approval of the Subscriptions

The Board of Directors of the Company will approve all subscriptions pursuant to the Primary Subscription Right made in accordance with these terms and conditions of the Offering and applicable laws and regulations.

If all Shares to be issued in the Offering have not been subscribed for by virtue of the Primary Subscription Right, the Board of Directors of the Company will resolve to allocate such unsubscribed Shares among shareholders or investors having made a Secondary Subscription. In case of over-subscription by virtue of Secondary Subscription, the subscriptions made by shareholders or other investors will be approved in proportion to their Subscription Rights exercised in accordance with the Primary Subscription Right but not more than up to the maximum amount of the subscription made per book-entry account, and if this is not possible, by drawing lots. If several subscription assignments are given concerning a certain book-entry account, these subscription assignments are combined as one subscription assignment concerning a certain book-entry account. Should the subscriber not receive all Shares subscribed for by virtue of the Secondary Subscription, the subscription price for the Shares not received by the subscriber will be repaid to the bank account informed by the subscriber in connection with the subscription on or about 8 October 2012. No interest will be paid for the repayable funds.

The Company’s Board of Directors will approve the subscriptions on or about 5 October 2012. The Company will publish the fnal result of the Offering in a stock exchange release on or about 5 October 2012.

Citycon Board of Directors decided on a rights issue and related adjustment to its EPRA EPS (basic) outlook

Registration of the Shares to the Book-entry Accounts

The Shares subscribed for in the Offering by virtue of the Primary Subscription Right will be recorded on the subscriber’s book-entry account after the registration of the subscription as interim shares (ISIN Code FI4000047329), corresponding to the new Shares. The interim shares are combined with the existing share class of the Company (ISIN Code FI0009002471) on or about 9 October 2012. The Shares subscribed for and approved by virtue of the Secondary Subscription will be recorded on the subscriber’s book-entry account after the registration of new Shares with the Trade Register, on or about 8 October 2012.

Shareholder Rights

The Shares will entitle their holders to full dividend and other distribution of funds declared by the Company, if any, and to other shareholder rights in the Company after the new Shares have been registered with the Trade Register and in the Company’s shareholder register, on or about 8 October 2012.

Treatment of Holders of Stock Options and Convertible Bonds

According to the terms and conditions of the stock options resolved upon by the Board of Directors of the Company on 3 May 2011 (“2011 Stock Options”) by virtue of an authorization granted by the Annual General Meeting of the Company held on 13 March 2007, a 2011 Stock Option holder shall have the same right as, or an equal right to, that of a shareholder should the Company, before the share subscription based on the 2011 Stock Options, decide on an issue of shares or an issue of new stock options or other special rights entitling to shares so that shareholders have pre-emptive rights of subscription. Equality is reached in the manner determined by the Board of Directors by adjusting the number of shares available for subscription, the share subscription prices or both of these.

In order to ensure the equal treatment of shareholders and the 2011 Stock Option holders the Board of Directors of the Company has on 7 September 2012, due to the Offering, adjusted the subscription ratio and the subscription price of the 2011 Stock Options in accordance with the terms and conditions of the 2011 Stock Options. As regards stock options 2011A—D(I), the subscription ratio shall be amended to 1.1765 and the subscription price shall be amended to EUR 2.9720 per share. As regards stock options 2011A—D(II), the subscription ratio shall be amended to 1.1765 and the subscription price shall be amended to EUR 3.0910 per share. As regards stock options 2011A—D(III), the subscription ratio shall be amended to 1.1765 and the subscription price shall be amended to EUR 2.5130 per share.

The total amount of shares is rounded down to full shares in connection with subscription of the shares and the total subscription price is calculated using the rounded amount of shares and rounded to the closest cent. Due to the above adjustments, the adjusted maximum total number of shares to be subscribed for based on the 2011 Stock Options shall be 8,106,085.

The foregoing amendments to the terms and conditions of the 2011 Stock Options due to the Offering will be in force as of the registration of the adjusted maximum total number of shares to be subscribed for based on the 2011 stock options with the Trade Register on or about 8 October 2012, provided that the Offering will be completed in full as planned. Thus, the 2011 Stock Options do not entitle holders to participate in the Offering.

Citycon Board of Directors decided on a rights issue and related adjustment to its EPRA EPS (basic) outlook

According to provision 6(b)(iv) of the terms and conditions of Citycon’s convertible capital bonds listed on 22 August 2006, the conversion price of the convertible bonds shall be adjusted, among other things, when the Company issues its shares to its shareholders at a price which is less than 95 per cent of the market price of the shares. According to provision 6(f) of the terms and conditions of the convertible bonds the Company must give notice of any adjustments to the conversion price to bondholders after the determination of the adjustment. The Company’s Board of Directors has in its meeting on 7 September 2012 determined an adjustment to the conversion price of the convertible bonds from EUR 4.20 to EUR 4.05, provided that the Offering is executed in full as described in these terms and conditions. If so, the new conversion price will be effective as of 2 October 2012. A notice regarding the new conversion price will be given to the holders of convertible bonds on or about 10 September 2012.

Information

Documents mentioned in Chapter 5, Section 21 of the Finnish Companies Act are available for review as of the start of the Subscription Period at the head offce of the Company, Pohjoisesplanadi 35 AB, FI-00100 Helsinki, Finland.

Applicable Law and Dispute Resolution

The Offering and the Shares shall be governed by the laws of Finland. Any disputes arising in connection with the Offering shall be settled by the court of jurisdiction in Finland.

Other Issues

Other issues and practical matters relating to the Offering will be resolved by the Board of Directors of the Company.

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